
December 1, 2014

Patrick Giordano
President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
Jobbot, Inc.
1730 62nd Street
Brooklyn, New York 11204

> **Re: Jobbot, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 4, 2014**
> **File No. 333-199833**

Dear Mr. Giordano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that you are an early stage company. We further note that you do not appear to have conducted any active operations since your inception and that you have nominal assets consisting solely of cash. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently, and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect

primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus. Please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

2.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Please update the financial information within your prospectus in accordance with Rule 8-08 of Regulation S-X.

Registration Statement Cover Page

5.   We note that you have included the "subject to completion" legend on the registration statement cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

Summary Financial Information, page 2

6.   Please amend to revise that the financial information provided for Period from April 21, 2011 (inception) to June 30, 2014 is unaudited or provide the audit report from your registered independent public accounting firm for such period.

7.   Please advise us how you calculated Working capital as of the balance sheet dates provided, and update the amounts provided if necessary. Please also correct the amounts presented for liabilities for all balance sheet period presented as such amounts appear to indicate you have contra liabilities.

Selling Security Holders, page 13

8.   We note that in the table on page 14, you disclose that Robert Denn holds 550,000 shares of your common stock, but in the table under "Security Ownership of Certain Beneficial Owners and Management" on page 26, you disclose that Robert Denn holds 500,000 shares of your common stock. Please clarify the amount of your common stock held by Mr. Denn.

Description of Business, page 18

9.   Please significantly expand the description of your business, including how employers
       and job seekers may engage you and your fee structure.

10.   We note that much of the information in the "Description of Business" and
       "Management's Discussion and Analysis or Plan of Operation" sections of your
       registration statement appears promotional, rather than factual, and should be revised to
       remove all promotional statements. No speculative information should be included,
       unless clearly labeled as the opinion of management of the company along with
       disclosure of the reasonable basis for such opinions or beliefs. If a reasonable basis
       cannot be provided, the statements should be removed. In addition, please significantly
       revise your disclosure to address your current and immediate activities according to the
       requirements of Item 101(h) of Regulation S-K.

11.   It appears that your agreement with Simply Hired may constitute a material contract.
       Please include disclosure as to the material terms of this agreement. Please also file this
       agreement with your next amendment or provide us with analysis as to why you are not
       required to do to so. Refer to Item 601(b)(10) of Regulation S-K.

Revenue, page 20

12.   Please include a statement here, if true, that you have not generated any revenue to date
       and that you currently do not have any clients or subscribers.

Management's Discussion and Analysis or Plan of Operation, page 22

13.   Please revise this section to include more information regarding your plan of operation
       for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K.
       Provide details of your specific plan of operation, including detailed milestones, the
       anticipated time frame for beginning and completing each milestone, and the expected
       sources of funding of your anticipated expenditures. Please explain how you plan to
       meet each of the milestones if you cannot receive funding. See Item 101(a)(2) of
       Regulation S-K.

Results of Operations for the Three and Six months ended June 30, 2014 and June 30, 2013, page
23

14.   We note your disclosure that consulting expenses were $5,000 and $15,000 for the three
       and six months ended June 30, 2014, respectively. We further note that under "Where
       You Can Find More Information" on page 28, you disclose that on February 9, 2014,
       Larry Paduano was issued 500,000 shares of common stock, at value $0.01 per share for
       services rendered to the Company as a consultant valued in the amount of $5,000, on
       March 15, 2014, Larry Cagno was issued 500,000 shares of common stock, at value

$0.01 per share for services rendered to the Company as a consultant valued in the amount of $5,000, and on April 13, 2014, Robert Denn was issued 500,000 shares of common stock, at value $0.01 per share for services rendered to the Company as a consultant valued in the amount of $5,000. However, we note that under "Note 8 – Subsequent Events" on page F-11 and "Note 5 – Due to Related Party" on page F-19, you disclose that in May 2014, you issued an aggregate of 1,500,000 shares of common stock for general consulting services rendered by three shareholders. Please clarify the dates, amounts and recipients of common stock grants issued as consideration for consulting services. Please also clarify the nature of the consulting services provided to you by any such recipients of common stock.

15. We note your disclosure regarding interest expense for the three and six months ended June 30, 2014 and 2013, and your statement that "[t]he increase is due to the company taking in the additional loans." Please revise your disclosure to include information regarding the amount, terms and source of any outstanding loans.

Report of Independent Registered Public Accounting Firm, page F-2

16. We note the following disclosure in the report of M&K CPAS, PLLC: "As discussed in Note 2 to the financial statements, the Company had no revenue and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern." Please revise your disclosure in the "Prospectus Summary" and "Risk Factors" sections to include a reference to this risk.

Exhibits, page 31

17. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark A. Rakip at 202-551-3573 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at 202-551-3207 or me at 202-551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc: Alan Fraade
Mintz & Fraade, P.C.